SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 518th BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 14, 2006

On 14th day (fourteenth) of the month of September in year of two thousand and six, at 17 p.m. at the offices of the Company, established at Avenida das Nações Unidas, nº 4.777, Zip Code 05477-000, São Paulo/SP, the five-hundred and eighteenth (518th) Meeting of BRASKEM S.A.’s Board of Directors was held, being attended by the below undersigned Board Members: Board Member José de Freitas Mascarenhas was absent, having been replaced by his respective alternate. In attendance were also the Chief Executive Officer, José Carlos Grubisich, the Executive Officers Paul Altit, Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, chaired the meeting and Ms. Ana Patrícia Soares Nogueira was its secretary. AGENDA: I) Subjects for deliberation: The following deliberations were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – after due analysis of their terms and associated documents, the following Proposals of Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD.CA/BAK-16/2006 – Ratification of the Rate Regarding the 14th. Debenture Issuance, in order to approve the compensation to be paid for the Debentures, the issuance of which has been approved during the 516th Board of Directors Meeting held on August 02, 2006, in the amount of 103.5% (one hundred and three and one half percent) of the cumulative daily rates for the over extra group DIs (Interfinance One Day Deposits), computed and disclosed by CETIP, based on 252 days, and expressed as percentages per year, taking into account the results obtained in the bookbuilding process. Thus, the powers of the Executive Officers were ratified to celebrate amendments to the Issuance Deed, as well as any other documents that may become necessary to implement said issuance. II) Subjects for acknowledgement: Nothing to record. III) Subjects of Interest to the Company: Nothing to record. IV) ADJOURNMENT – No further subjects remaining to be discuss, these minutes were draft which, after being read, discussed and found to be in order, will be signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, September 14, 2006 (Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; Guilherme Simões de Abreu; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon).

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer